

August 18, 2015

Via E-Mail
Mr. Luciano Siani Pires
Chief Financial Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

>   **Re: Vale S.A.**
>   **Form 20-F for the Year Ended December 31, 2014**
>   **Filed March 20, 2015**
>   **File No. 001-15030**

Dear Mr. Pires:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Operating and Financial Review and Prospects, page 80
Results of Operations, page 86

1.   We note that throughout your discussion of your results of operations, you attribute decreases in your operating costs and expenses to the depreciation of the Brazilian real against the U.S. dollar. Please confirm that you will expand your discussion in future filings to quantify the impact of changes in foreign currency translation rates to provide investors with a better understanding of your results of operations. Please provide us with your planned disclosure to be included in future filings based on a comparison of fiscal 2014 and 2013.

Financial Statements
Notes to Consolidated Financial Statements, page F-14
Note 12. Investments, page F-45

2.   Please expand your disclosure in future filings to define "adjusted stockholders equity," "adjusted operating results" and "adjusted net income" related to your subsidiary and affiliate results. Please also tell us what these measures represent and how the measures are used. Provide your proposed disclosure with your response.

Note 15. Impairment, page F-49

3.   We note your accounting policy indicates that you assess whether there is evidence that the carrying amount of long-live non-financial assets are impaired at each reporting date. In 2014, you recognized impairments relating to your Australian coal assets of $343 million, your fertilizer assets in Brazil of $1.053 billion, your nickel assets in New Caledonia of $238 million and the VBG's assets in Simandou of $1.135 billion. Please tell us whether you determined that the significant decline in iron ore prices during 2014 represented an indicator of impairment and how you considered paragraphs 9 and 12 of IAS36 in making this assessment. Please also clarify whether you performed an impairment test on any of your iron ore assets other than your investment in VBG in 2014. To the extent that you did not perform impairment tests of your iron ore assets, please tell us why you believe testing was not necessary.

Note 16. Loans and financing, page F-52

c) Guarantees, page F-54

4.   We note your disclosure indicating that debt securities issued through your wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale. Please revise to clarify whether these wholly owned finance subsidiaries are 100% owned finance subsidiaries. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.

Note 20. Income taxes, page F-59

5.   We note your income tax rate reconciliation indicates that tax rate differentials on earnings of companies overseas have had a significant impact on your effective tax rate. Please provide disclosure in future filings that explains how having earnings in countries where you have different statutory tax rates impacts your effective income tax rate and obligations. To the extent that specific countries have had a significant impact on your effective tax rate, please disclose this information and discuss how potential changes in such countries' operations may impact your results of operations. Please provide your proposed disclosure with your response. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining